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[redacted]

SEC OMMISSION

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04019854

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED AUG 3 0 2004 WASH, D.C. 156 SECTION

SEC FILE NUMBER
8-51667

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/03 (MM/DD/YY) AND ENDING 06/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trump Securities, LLC

~~Equinox Securities, LLC~~

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 Broadway
(No. and Street)

New York	New York	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carl Goodman (212) 897-1695
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

85 Livingston Avenue	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED SEP 29 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

9/28

OATH OR AFFIRMATION

I, Carl Goodman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equinox Securities, LLC, as of June 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public

Signature

GENERAL SECURITIES PRINCIPAL

Title

HOWARD SPINDEL
Notary Public, State of New York
No. 30-4787941
Qualified in Nassau County
Commission Expires Sept. 30, 2005

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EQUINOX SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

JUNE 30, 2004

EQUINOX SECURITIES, LLC

CONTENTS

Independent Auditors' Report	1
Financial Statements	
Statement of Financial Condition	2
Notes to Financial Statements	3-4

85 Livingston Avenue
Roseland, NJ 07068-1785
973-994-6666/Fax 973-994-0337
www.rkco.com

New York • Roseland • Beverly Hills • San Francisco • Walnut Creek • Dallas • Denver • Cayman Islands

Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members
Equinox Securities, LLC

We have audited the accompanying statement of financial condition of Equinox Securities, LLC as of June 30, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Equinox Securities, LLC as of June 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass + Company, P.C.

Roseland, New Jersey
August 18, 2004

EQUINOX SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

June 30, 2004

ASSETS		
Cash and cash equivalents	$	15,948
Security owned, at market		6,300
Other assets		1,309
	$	23,557
MEMBER'S EQUITY	$	23,557

See accompanying notes to financial statements.

1. Nature of operations

Equinox Securities, LLC (the "Company"), a wholly-owned subsidiary of Equinox Holdings USA, Inc. ("Holdings"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is engaged in the business of private placements and related investment banking activities.

2. Summary of significant accounting policies

Cash and Cash Equivalents

The Company considers money market accounts to be cash equivalents.

Security Owned

Marketable Security owned, is valued at market and unrealized gains and losses are reflected in revenues.

Non-marketable Security owned, is valued at fair value

Revenue Recognition

Revenues from commissions are billed and recognized when private placements are completed and commissions are earned. For the year ended June 30, 2004, all investment banking revenue derived from one customer.

Income Taxes

The Company is a single member Limited Liability Company and, therefore, does not record a provision for federal, state or local income taxes. Accordingly, the Company's parent reports the Company's income or loss on its income tax returns.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net capital requirement

The Company, as a member of the NASD, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2004, the Company's net capital was approximately $21,000, which was approximately $16,000 in excess of its minimum requirement of $5,000.

4. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

5. Related party transactions

The Company receives monies advanced from Holdings for working capital and operations. These advances are currently non-interest bearing. Holdings also provides office space, services and other expenses to the Company at no cost pursuant to a service agreement.

In June 2004, Holdings entered into a preliminary agreement for the sale of the Company. The transfer of ownership is conditioned upon NASD approval, which while expected to be soon, as of August 18, 2004 has not yet occurred. During the period of time pending the NASD approval, the economic results of the Company's activities accrue effectively to the purchaser.

6. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

7. Subsequent event

Effective August 6, 2004, the Company has changed its legal name from Equinox Securities, LLC to Trump Securities, LLC.